COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, MARCH 18, 2021

The State Corporation Commission has found the accompanying articles of amendment submitted on behalf of

Fair Winds Equity Fund 1 LLC

(formerly known as Fair Winds Fund 1 LLC)

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective March 18, 2021.

STATE CORPORATION COMMISSION

By

Angela L. Navarro
Commissioner